
MOSAIC
REAL SOLUTIONS. REAL RESULTS.


03022506

May 28, 2003


RECEIVED
MAY 2 9 2003
188

By Overnight Courier

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated May 28, 2003, which is the last document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

Please also find enclosed a copy of the following documents which were furnished to the Ontario Securities Commission on May 14, 2002 in respect of the Corporation's filing for creditor protection under the *Companies Creditors Arrangement Act* (Canada):

(a) Initial Order of the Ontario Superior Court of Justice dated December 17, 2002; and

(b) subsequent Orders of the Ontario Superior Court of Justice dated January 14, 2003, February 27, 2003, April 15, 2003 and May 13, 2003.

These documents are furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and these documents should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

dlw 6/12

Mosaic Group Inc.

69a King Street West, Toronto, Ontario M5V 3M4   1-888-mosaic-3   www.mosaic.com

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,



Cecile S. Chung
Legal Counsel

Encls.

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Gregory Ashley, Testa, Hurwitz & Thibeault, LLP (w/ attachments)
Celia Rhea, Goodmans LLP (w/o attachments)
Jeff Singer, Goodmans LLP (w/o attachments)
Meredith Roth, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)


MOSAIC
REAL SOLUTIONS. REAL RESULTS.

Press Releases

Attention Business Editors:

Mosaic Group Inc. announces entering into an agreement to sell its Mosaic Sales Solutions business.

TORONTO, May 28 /CNW/ - Mosaic Group Inc. (TSX: MGX) (the "Company") announced today that it has entered into a definitive agreement with an affiliate of JLL Partners ("JLL") for the sale of the assets and other direct and indirect interests of the Company in its Mosaic Sales Solutions business, for a purchase price of approximately C$105 million, subject to certain conditions. The transaction was entered into as part of the Company's ongoing and comprehensive capital and debt restructuring efforts pursuant to which it retained, in January 2003, Lazard Freres & Co. LLC, New York, as investment banker to assist in the possible sale of all or part of the Company. As previously announced, the Company believes that, based on its current assessment of possible transactions, there will be no recovery for its shareholders.

In December, 2002, the Company and certain of its Canadian subsidiaries and affiliated companies obtained an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of the Company's US subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, the Company and its relevant subsidiaries continue to operate under a stay of proceedings. The Company has previously announced it had sought and obtained from the Ontario Superior Court of Justice an order granting it and certain of its Canadian subsidiaries and affiliated companies an extension of protection under the Companies' Creditors Arrangement Act (Canada) to June 16, 2003.

The sale of the assets of and interests in the Mosaic Sales Solutions business is subject to the receipt of all necessary consents and approvals including the approval of the United States Bankruptcy Court and the granting of certain relief by the Ontario Superior Court of Justice. As is customary in connection with a sale of assets of a company that is under the protection of Chapter 11 of the U.S. Bankruptcy Code, the sale of assets of and interests in the Mosaic Sales Solutions business to JLL shall be subject to the receipt by the Company of higher or better offers at an auction to be scheduled by further order of the Bankruptcy Court which should be within the next 20 days.

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labor and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX.

Further information on Mosaic can be found on its web site at www.mosaic.com.

-30-

For further information: Hap Stephen, Chief Restructuring Officer, (416) 364-0228, Mosaic Group Inc., E-mail: hstephen@stonecrestcapital.com; Catherine G. Barbaro, Vice President Legal, (416) 813-4286, Mosaic Group Inc., E-mail: barbaroc@mosaicgroupinc.com

Index of Releases

EXEMPTION ID#
82-34686

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	}	TUESDAY, THE 14TH DAY OF
MR. JUSTICE FARLEY		JANUARY, 2003


COUR SUPERIOR COURT OF JUSTICE
SUPÉRIEURE DE JUSTICE

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order extending to and including February 28, 2003, or such later date as this Court may order, the stay of proceedings granted under the Order of this Honourable Court dated December 17, 2002 (the "Initial CCAA Order");

(c) an Order accepting and approving the First Report of KPMG Inc., in its capacity as Monitor of the Applicants (the "Monitor"), to be filed by the Monitor with this Honourable Court in advance of the return of the within motion (the "Monitor's First Report");

(d) an Order approving the conduct of the Monitor, and the conduct of the Monitor's related entities and agents, to date, as detailed in the Monitor's First Report; and

(e) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the affidavit of Harold Stephen sworn on January 10, 2003, and the Monitor's First Report, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

2. **THIS COURT ORDERS** that the Stay Termination Date, as such term is defined in and used throughout the Initial CCAA Order, be and it is hereby extended to and including February 28, 2003, and that all other terms of the Initial CCAA Order shall remain in full force and effect unamended, except as may be required to give effect to this paragraph.

3. **THIS COURT ORDERS** that the Stay Termination Date referred to in the foregoing paragraph of this Order may be further extended by this Court upon motion by the Applicants on notice to the service list in these proceedings.

4. **THIS COURT ORDERS** that the Monitor's First Report be and the same is hereby accepted and approved.

5. **THIS COURT ORDERS** that the conduct of the Monitor, and the conduct of the Monitor's entities and agents, to date, as detailed in the Monitor's First Report, be and the same are hereby approved.

6. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.



ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

JAN 14 2003

PER/PAR: 

SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants

G26\\4466929.1

EXEMPTION ID #
82-34686

Court File No. 02-CL-4816


SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE		THURSDAY, THE 27TH DAY OF
MR. JUSTICE ~~FARLEY~~ LEDERMAN	}	FEBRUARY, 2003

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order extending, to and including April 15, 2003, the stay of proceedings granted under the Order of this Honourable Court dated December 17, 2002, as amended (the "Initial CCAA Order"), which stay was subsequently extended by Order of this Honourable Court dated January 14, 2003;

(c) an Order approving the amendments to the term sheet dated as of December 18, 2002, as amended by amendment dated as of January 16, 2003 (collectively, the "DIP Term Sheet") among MGI and Mosaic Group (U.S.) Inc., as borrowers, and a syndicate of lenders and the holders of certain Series A and Series B Senior Secured Notes issued by MGI, as lenders (the "DIP Lenders"), in respect of

certain debtor-in-possession financing (the "DIP Financing"), as set out in the Affidavit of Harold Stephen sworn February 24, 2003 (the "Stephen Affidavit");

(d) an Order authorizing and directing the Applicants to enter into an agreement with the DIP Lenders amending the DIP Term Sheet on substantially the terms set out in the amending agreement attached as Exhibit "B" to the Stephen Affidavit;

(e) an Order accepting and approving the Second Report of KPMG Inc., in its capacity as Monitor of the Applicants (the "Monitor"), to be filed by the Monitor with this Honourable Court in advance of the return of the within motion (the "Monitor's Second Report");

(f) an Order approving the conduct of the Monitor, and the conduct of the Monitor's related entities and agents, to date, as detailed in the Monitor's Second Report; and

(g) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Stephen Affidavit and the Monitor's Second Report, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

Extension of Stay Termination Date

2. **THIS COURT ORDERS** that the Stay Termination Date, as such term is defined in and used throughout the Initial CCAA Order, be and it is hereby extended to and including April 15, 2003, and that all other terms of the Initial CCAA Order shall remain in full force and effect unamended, except as may be required to give effect to this paragraph.

3. **THIS COURT ORDERS** that the Stay Termination Date referred to in the foregoing paragraph of this Order may be further extended by this Court upon motion by the Applicants on notice to the service list in these proceedings.

Amendments to DIP Term Sheet

4. **THIS COURT ORDERS** and directs the Applicants to enter into an amending agreement with the DIP Lenders substantially on the terms and conditions set forth in the amending agreement attached as Exhibit "B" to the Stephen Affidavit, as may hereafter be amended by the parties thereto (the "DIP Amending Agreement").

5. **THIS COURT ORDERS** that the amendments to the DIP Term Sheet set out in the DIP Amending Agreement be and the same are hereby approved and that all DIP Credit Documentation (as defined in the DIP Term Sheet), including, without limitation, the DIP Term Sheet and all security and guarantees granted in connection with the DIP Term Sheet, shall continue in full force and effect save and except as amended by the DIP Amending Agreement.

Monitor

6. **THIS COURT ORDERS** that the Monitor's Second Report be and the same is hereby accepted and approved.

7. **THIS COURT ORDERS** that the conduct of the Monitor, and the conduct of the Monitor's entities and agents, to date, as detailed in the Monitor's Second Report, be and the same are hereby approved.

General

8. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.



ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

FEB 2 7 2003

PER/PAR:





SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	TUESDAY, THE 15TH DAY OF
MR. JUSTICE PITT	APRIL, 2003


COUR SUPÉRIEURE DE JUSTICE
SUPERIOR COURT OF JUSTICE

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order extending, to and including May 15, 2003, the stay of proceedings granted under the Order of this Honourable Court dated December 17, 2002, as amended (the "Initial CCAA Order"), which stay was subsequently extended by Order of this Honourable Court dated January 14, 2003 and by Order of this Honourable Court dated February 27, 2003;

(c) an Order approving the amendments to the term sheet dated as of December 18, 2002, as amended (the "DIP Term Sheet"), among Mosaic Group Inc. ("MGI") and Mosaic Group (U.S.) Inc., as borrowers, certain of their related companies and affiliates, as guarantors, and a syndicate of lenders and the holders of certain

Series A and Series B Senior Secured Notes issued by MGI, as lenders (the "DIP Lenders"), in respect of certain debtor-in-possession financing (the "DIP Financing"), as set out in the Affidavit of Harold Stephen sworn April 11, 2003 (the "Stephen Affidavit");

(d) an Order authorizing and directing the Applicants to enter into an agreement with the DIP Lenders amending the DIP Term Sheet on substantially the terms set out in the amending agreement attached as Exhibit "B" to the Stephen Affidavit;

(e) an Order accepting and approving the Fourth Report of KPMG Inc., in its capacity as Monitor of the Applicants (the "Monitor"), to be filed by the Monitor with this Honourable Court in advance of the return of the within motion (the "Monitor's Fourth Report");

(f) an Order approving the conduct of the Monitor, and the conduct of the Monitor's related entities and agents, to date, as detailed in the Monitor's Fourth Report; and

(g) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Stephen Affidavit and the Monitor's Fourth Report, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

Extension of Stay Termination Date

2. **THIS COURT ORDERS** that the Stay Termination Date, as such term is defined in and used throughout the Initial CCAA Order, be and it is hereby extended to and including May 15, 2003, and that all other terms of the Initial CCAA Order shall remain in full force and effect unamended, except as may be required to give effect to this paragraph.

3. **THIS COURT ORDERS** that the Stay Termination Date referred to in the foregoing paragraph of this Order may be further extended by this Court upon motion by the Applicants on notice to the service list in these proceedings.

Amendments to DIP Term Sheet

4. **THIS COURT ORDERS** and directs the Applicants to enter into an amending agreement with the DIP Lenders substantially on the terms and conditions set forth in the amending agreement attached as Exhibit "B" to the Stephen Affidavit, as may hereafter be amended by the parties thereto (the "DIP Amending Agreement").

5. **THIS COURT ORDERS** that the amendments to the DIP Term Sheet set out in the DIP Amending Agreement be and the same are hereby approved.

Monitor

6. **THIS COURT ORDERS** that the Monitor's Fourth Report be and the same is hereby accepted and approved; provided that the cash flow projections attached as appendices "C" and "D" to the Monitor's 4th Report may be amended with the consent of the DIP Lenders and the approval of the Monitor. H.

7. **THIS COURT ORDERS** that the conduct of the Monitor, and the conduct of the Monitor's entities and agents, to date, as detailed in the Monitor's Fourth Report, be and the same are hereby approved.

General

8. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.

SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants

G26\4478163.1

EXEMPTION ID #
82-34686

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE		TUESDAY, THE 13TH DAY OF
MR. JUSTICE FARLEY	}	MAY, 2003


COUR SUPERIEURE DE JUSTICE
SUPERIOR COURT OF JUSTICE

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

ORDER

THIS MOTION made by the Applicants for:

(a) an Order abridging the time for, and validating the service of, the Notice of Motion herein and the materials filed in support of this Motion;

(b) an Order extending, to and including June 16, 2003, the stay of proceedings granted under the Order of this Honourable Court dated December 17, 2002, as amended (the "Initial CCAA Order"), which stay was subsequently extended by Orders of this Honourable Court dated January 14, 2003, February 27, 2003 and April 15, 2003;

(c) an Order approving the amendments to the term sheet dated as of December 18, 2002, as amended (the "DIP Term Sheet"), among Mosaic Group Inc. ("MGI") and Mosaic Group (U.S.) Inc., as borrowers, certain of their related companies and affiliates, as guarantors, and a syndicate of lenders and the holders of certain

Series A and Series B Senior Secured Notes issued by MGI, as lenders (the "DIP Lenders"), in respect of certain debtor-in-possession financing (the "DIP Financing"), as set out in the Affidavit of Harold Stephen sworn May 9, 2003 (the "Stephen Affidavit");

(d) an Order authorizing and directing the Applicants to enter into an agreement with the DIP Lenders amending the DIP Term Sheet on substantially the terms set out in the amending agreement attached as Exhibit "B" to the Stephen Affidavit;

(e) an Order accepting and approving the Fifth Report of KPMG Inc., in its capacity as Monitor of the Applicants (the "Monitor"), to be filed by the Monitor with this Honourable Court in advance of the return of the within motion (the "Monitor's Fifth Report");

(f) an Order approving the conduct of the Monitor, and the conduct of the Monitor's related entities and agents, to date, as detailed in the Monitor's Fifth Report; and

(g) such further and other relief as this Honourable Court may deem just,

was heard this day, at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Stephen Affidavit and the Monitor's Fifth Report, filed, and on hearing the submissions of counsel for the Applicants and of other counsel appearing who wished to be heard:

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion herein be and it is hereby abridged and that the Notice of Motion is properly returnable today and, further, that service thereof upon any interested party other than the persons served with the Notice of Motion is hereby dispensed with.

Extension of Stay Termination Date

2. **THIS COURT ORDERS** that the Stay Termination Date, as such term is defined in and used throughout the Initial CCAA Order, be and it is hereby extended to and including June 16, 2003, and that all other terms of the Initial CCAA Order shall remain in full force and effect unamended, except as may be required to give effect to this paragraph.

3. **THIS COURT ORDERS** that the Stay Termination Date referred to in the foregoing paragraph of this Order may be further extended by this Court upon motion by the Applicants on notice to the service list in these proceedings.

Amendments to DIP Term Sheet

4. **THIS COURT ORDERS** and directs the Applicants to enter into an amending agreement with the DIP Lenders substantially on the terms and conditions set forth in the amending agreement attached as Exhibit "B" to the Stephen Affidavit, as may hereafter be amended by the parties thereto (the "DIP Amending Agreement").

5. **THIS COURT ORDERS** that the amendments to the DIP Term Sheet set out in the DIP Amending Agreement be and the same are hereby approved.

Monitor

6. **THIS COURT ORDERS** that the Monitor's Fifth Report be and the same is hereby accepted and approved.

7. **THIS COURT ORDERS** that the conduct of the Monitor, and the conduct of the Monitor's entities and agents, to date, as detailed in the Monitor's Fifth Report, be and the same are hereby approved.

General

8. **THIS COURT ORDERS** that any interested party may apply to this Court to vary or rescind this Order upon seven days' notice to the Applicants, the service list in these proceedings and to any other party likely to be affected by the Order sought or upon such other notice, if any, as this Court may order.



ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

MAY 1 3 2003

PER/PAR: 

SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No. 02-CL-4816

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants

G26\\4481747.1

EXEMPTION ID:
82-34686

Court File No. 02-CL-4816


SUPERIOR COURT OF JUSTICE
COUR SUPÉRIEURE DE JUSTICE

SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	TUESDAY, THE 17th
	)	
JUSTICE FARLEY	)	DAY OF DECEMBER, 2002

IN THE MATTER OF *THE COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, c. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

INITIAL ORDER

THIS APPLICATION made by Mosaic Group Inc. ("MGI") and the companies listed on Schedule "A" attached hereto (collectively, and together with MGI, the "Applicants") for an Order substantially in the form attached at Tab 3 of the Application Record was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, the Affidavit of Catherine G. Barbaro sworn the 15th day of December, 2002 (the "Affidavit"), and the consent of KPMG Inc. as proposed Monitor of the Applicants, filed, and on notice to the parties indicated in the affidavit of service, filed, and on hearing the submissions of counsel for the Applicants, counsel for a syndicate of banks led by Canadian Imperial Bank of Commerce ("CIBC") and Bank of Nova Scotia as co-agents as described in paragraph 59 of the Affidavit (the "Bank Syndicate") and counsel for the holders of certain Series A and Series B Senior Secured Notes issued by MGI (the "Senior Secured Noteholders and together with the Bank Syndicate, the "Secured Lenders") and on being

advised that no other person who might be interested in these proceedings was served with the Notice of Application herein.

SERVICE

1. **THIS COURT ORDERS** that the time for service of the Notice of Application and the Affidavit in support of this Application be and the same is hereby abridged such that the Application is properly returnable today, and, further, that any requirement for service of the Notice of Application and of the Application Record upon any interested party, other than the parties herein mentioned, is hereby dispensed with.

APPLICATION

2. **THIS COURT ORDERS AND DECLARES** that the Applicants are companies to which the *Companies' Creditors Arrangement Act* (Canada) (the "CCAA") applies.

PLAN OF ARRANGEMENT

3. **THIS COURT ORDERS** that the Applicants are hereby authorized and permitted to file with this Honourable Court a plan of compromise or arrangement under the CCAA (the "Plan") between, *inter alia,* the Applicants and one or more classes of their secured and/or unsecured creditors as the Applicants may deem appropriate on or before the Stay Termination Date (as subsequently defined) or such later time or times as may be allowed by this Court.

STAY OF PROCEEDINGS

4. **THIS COURT ORDERS** that, until and including January 15, 2003 or such later date or dates that may be provided for in further Orders of this Court (the "Stay Termination Date"):

   (a) any and all proceedings, including, without limitation, suits, actions, extra-judicial proceedings, enforcement processes or other remedies, rights or entitlements of whatsoever nature or kind ("Proceedings") commenced, taken or proceeded with or that may be commenced, taken or proceeded with by any person, including without limitation, by any of the Applicants' creditors, employees, shareholders,

customers, suppliers, contractors, lenders, factors, customs brokers, purchasing agents, equipment lessors, landlords (including, without limitation, sub-tenants, licensors or licensees to the Applicants), governments of any nation, province, state or municipality or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada or elsewhere and any corporation or other entity owned or controlled by or which is the agent of any of the foregoing, or by any other person, firm, corporation or entity wherever situate or domiciled (collectively, "Persons" and, individually, "Person"), against or in respect of the Applicants, their directors, officers or employees in such capacity, or in respect of any property, assets, rights, concessions and undertaking wherever located, whether held by the Applicants, in whole or in part, directly or indirectly, as principal, agent or nominee, beneficially or otherwise, as the case may be (the "Property"), whether pursuant to the *Bankruptcy and Insolvency Act* (the "BIA"), or otherwise, are hereby stayed and suspended;

(b) the right of any Person to make demand or draw under any debentures, notes, bonds, or instruments of similar effect, issued by or on behalf of the Applicants prior to the date of this Order, to take possession of, exercise rights of garnishment, issue notices, foreclose upon or otherwise realize upon or deal with any of the Property or to continue such actions or proceedings if commenced prior to the date of this Order, is hereby restrained;

(c) the right of any Person (including, without limitation, any authority with jurisdiction to levy or collect municipal and business taxes and utility charges) to commence or continue enforcement, realization or collection proceedings in respect of any encumbrance, lien, security interest, hypothec, charge, mortgage, guarantee, attornment of rents, hypothecation, pledge or other security held in relation to, or any trust attaching to any of, the Property, including the right of any existing creditor to take any step in asserting, perfecting or registering any right of interest (including, without limitation, the removal of any inventory, service parts, equipment, supplies and intellectual property or any right of resiliation,

revendication or any right to repossession or stoppage in transit of any goods supplied or shipped to the Applicants, whether taken in the Province of Ontario or elsewhere), and whether pursuant to the BIA or otherwise, is hereby restrained;

(d) Her Majesty in Right of Canada may not exercise Her rights under Subsection 224(1.2) of the *Income Tax Act* (Canada) and Her Majesty in Right of a Province may not exercise Her rights under provincial legislation substantially similar to that subsection unless the Applicants default on payment of any amount that could be subject to a demand under Subsection 224(1.2) of the *Income Tax Act* (Canada) or under any substantially similar provincial legislation that becomes due to Her Majesty after the date of the making of this Order;

(e) the right of any Person to assert, enforce or exercise any right, option or remedy available to it, including, without limitation, any right of dilution, registration, attornment, repossession, distress, buy-out, divestiture, repudiation, recission, pre-emptive right of purchase, option to purchase on default, forced sale, acceleration, possession, revindication, termination, suspension, modification, cancellation or right to revoke or terminate any qualifications, agreement, registration or lending or licensing arrangements (collectively, "Rights"), including any Rights arising under or in respect of any arrangement or agreement to which the Applicants are a party or in which the Applicants have an interest, written or oral (including, without limitation, any security agreement, partnership agreement, mortgage, hypothec, contract, letter of credit or guarantee, management agreement, lease, franchise agreement, supply agreement, licence agreement, easement agreement, service agreement, operating agreement or any agreement of purchase and sale) where such Rights arise out of, relate to or are triggered by the occurrence of any default or non-performance by the Applicants thereunder, the making of this Order or filing of these proceedings, or any allegation, admission or evidence contained in these proceedings, including, without limitation, the right to make any demand, the right to send any notice, the right to crystallize any security interest, the right to exercise any pre-emptive first right, the right to accelerate the repayment of any outstanding indebtedness and the right to terminate, accelerate

rent or lease payments due thereunder, interfere with Applicants' quiet possession in respect of, or otherwise deal with a lease of lands, premises or equipment pursuant to which the Applicants are a tenant or lessee, is hereby restrained;

(f) all Persons are hereby restrained from exercising any extra-judicial remedy against the Applicants, including, without limitation, the right of any holder of any loan or securities of the Applicants to convert such loan or securities to other security or property of the Applicants, the registration or re-registration of any securities owned by the Applicants into the names of such Persons or their nominees, or the exercise of any voting rights attaching to any securities owned beneficially or otherwise, by the Applicants;

(g) all Persons are hereby restrained (other than to the extent permitted to do so pursuant to the provisions of the CCAA) from exercising any right of set-off or off set as against the Applicants or as against amounts now or hereafter owing to the Applicants including, without limitation, set-off rights contained in any agreements, contracts, purchase orders, and production contracts and are specifically restrained from setting off liabilities of the Applicants arising prior to the date hereof against any money now or hereafter owing to the Applicants; and

(h) except as otherwise specifically provided herein, any deposit made by the Applicants with any Person from and after the making of this Order, whether in an operating account or otherwise and whether for its own account or for the account of any other entity, shall not be applied by such Person in reduction or repayment of any amount owing as of the date of this Order and such Person shall have no right of lien, set-off, counterclaim, consolidation, or other rights in respect of such deposits.

5. **THIS COURT ORDERS** that the provisions of this Order do not stay the exercise of any of the remedies referred to in Section 11.1(2) or 11.1(3) of the CCAA with respect to "eligible financial contracts" as defined in Section 11.1(1) of the CCAA, nor do they stay any action, suit or proceeding against a Person, other than the Applicants, who is obligated under a letter of credit or guarantee in relation to the Applicants.

EXERCISE OF RIGHTS OR REMEDIES

6. **THIS COURT ORDERS** that, until and including the Stay Termination Date, no action may be commenced or continued against any of the present or former directors or officers of the Applicants with respect to any claim against the directors or officers which arose before the date hereof and which relates to any obligations of the Applicants whereby the directors or officers are alleged under any law to be liable in their capacity as directors or officers for the payment or performance of such obligations, until a compromise or arrangement in respect of the Applicants, if one is filed, is sanctioned by this Honourable Court or is refused by the creditors or this Honourable Court.

7. **THIS COURT ORDERS** that, from 8:00 a.m. (Toronto time) on the date of this Order to the time of the granting of this Order, any act or action taken or notice given by any of the Applicants' creditors or other Persons in furtherance of their rights to commence or continue realization or to take or enforce any other step or remedy, will be deemed not to have been taken or given, as the case may be, subject to the right of such Persons to apply to this Honourable Court for leave to proceed in respect of such step, act, action or notice given. Nothing in this Order, shall apply to invalidate any registration by any creditor which, during such period, effected any registrations with respect to security granted prior to the date of this Order, or which obtained third party consents in relation thereto.

NON-INTERFERENCE WITH RIGHTS

8. **THIS COURT ORDERS** that, until and including the Stay Termination Date, no person, firm, corporation, governmental authority or other entity, including, without limitation, Information Resources Inc., shall, without leave of this Honourable Court, discontinue, fail to renew, alter, interfere with or terminate any right, contract, arrangement, agreement, licence or permit: (a) in favour of or held by the Applicants or the Property; or (b) as a result of any default or non-performance by the Applicants, the making or filing of these proceedings or any allegation contained in these proceedings.

9. **THIS COURT ORDERS** that, to the extent that any rights or obligations, or time or limitation periods relating to the Applicants or the Property may expire or terminate with the passage of time, the term of such rights, obligations or periods shall hereby be deemed to be extended by a period of time equal to the duration of the stay of proceedings effected by this Order and, in the event that the Applicants become bankrupt or a receiver is appointed in respect of such Applicants within the meaning of Section 243(2) of the BIA, the period between the date of this Order and the day on which the stay of proceedings provided in paragraph 4 of this Order is ended shall not be counted in determining the 30-day period referred to in Section 81.1 of the BIA, provided that this paragraph shall not be constructed to extend the term of any lease that expires during the stay of proceedings.

<u>**CONTINUATION OF SERVICES**</u>

10. **THIS COURT ORDERS** that, until and including the Stay Termination Date, all Persons having arrangements or agreements, written or oral, with the Applicants whether the Applicants are acting as principal, agent or as nominee, for the supply of goods and/or services or licensing rights by or to the Applicants, or to any of the Property, whether such Property is managed or held by the Applicants in whole or in part, directly or indirectly, as principal, agent or nominee, beneficially or otherwise, including, without limitation, equipment, point of sale equipment, leases of real or personal property of any kind or nature whatsoever, commercial leases, display contracts, licence agreements, consignment agreements, joint venture agreements, sales agreements, agreements to provide payroll services, permits, insurance contracts, warranty service contracts, distribution agreements, computer programming agreements, inventory financing agreements, conditional sales contracts, charge, credit and debit card agreements, bank and other operating accounts, management agreements, service agreements, transportation contracts, computer software and support systems contracts, supply contracts, maintenance and service contracts, access or sharing of premises or common facilities arrangements with respect to any of the Applicants' premises, are hereby restrained from accelerating, terminating, rendering equipment inoperable, denying access

to, suspending, modifying or canceling such agreements, arrangements or supply of goods or services or pursuing any rights or remedies thereunder or in respect thereof, notwithstanding any provisions contained in such agreements to the contrary, without the written consent of the Applicants or leave of this Honourable Court. Without limiting the generality of the foregoing, all Persons are hereby restrained until further Order of this Honourable Court from discontinuing, interfering with, denying access to or use of, or cutting-off any utility or required services (including telephone, all existing telephone numbers, computer, facsimile or other communications services or access rights at the present numbers used by the Applicants in respect of any of the Property), the furnishing of oil, gas, water, heat or electricity, the supply of equipment, computer software, hardware support and electronic, internet, electronic mail and other data services, so long as the Applicants pay the normal prices or charges (other than deposits, reserves, stand-by fees or similar items which the Applicants shall have no obligation to pay) for such goods and services received after the date of this Order as same become due in accordance with present payment practices, or as may be hereafter negotiated from time to time, and that all such Persons shall continue to perform and observe the terms and conditions contained in any agreements entered into with the Applicants or in connection with any of the Property, as the case may be, and shall refrain from pursuing any rights or remedies arising thereunder.

11. **THIS COURT ORDERS** that all Persons having other arrangements or agreements, whether written or oral, with the Applicants, in respect of occupation by the Applicants of any premises leased, subleased, licensed or sublicensed by the Applicants, are hereby restrained from accelerating, terminating, suspending, modifying, determining or canceling such arrangements or agreements, notwithstanding any provisions therein contained to the contrary, without the prior written consent of the Applicants or leave of this Honourable Court. All such Persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed. Without limiting the generality of the foregoing, all Persons, including the landlords of premises leased, subleased, licensed or sublicensed by the Applicants, be and they are hereby restrained until further Order of this Honourable Court from terminating,

suspending, modifying, canceling, disturbing or otherwise interfering in any way with the present or future occupation by the Applicants of any premises leased, subleased or occupied by the Applicants, and the landlords of premises leased or subleased by the Applicants are hereby specifically restrained from taking any steps to terminate any lease, sublease, occupancy or other agreement, which the Applicants enjoy or to which the Applicants are a party, whether by notice of termination or otherwise, or to terminate any ancillary agreements or arrangements, including, without limitation, leasehold improvement arrangements with the Applicants, or exercise any other remedies with respect thereto, without the prior written consent of such Applicants or leave of this Honourable Court, subject to the obligation of the Applicants to pay all amounts constituting rent or payable as rent under the applicable lease for the period commencing from the date of this Order for leased premises occupied by the Applicants (but not arrears) in accordance with the terms of the particular lease for such premises.

12. **THIS COURT ORDERS** that, notwithstanding any other provisions hereof, any Person providing letters of credit, standby letters of credit or shipping guarantees (the "Issuing Party") at the request of the Applicants, shall be required to continue honouring letters of credit, standby letters of credit and/or shipping guarantees, issued on or before the date of this Order, subject to the Issuing Party being entitled to retain the affected goods, bills of lading and/or shipping documents relating thereto until paid therefor. For greater certainty, the Issuing Party shall be prohibited from terminating, suspending, modifying, determining, refusing to honour or canceling such agreements, notwithstanding any provisions contained therein to the contrary, and the beneficiaries of such letters of credit, standby letters of credit or shipping guarantees for the supply and delivery of goods shall be entitled to draw on such letters of credit, standby letters of credit or shipping guarantees, as the case may be, in accordance with their respective terms and conditions, without the prior written consent of the Applicants or without the leave of this Honourable Court.

13. **THIS COURT ORDERS** that the provisions of paragraphs 4 to 12 of this Order apply in accordance with their terms to stay any and all Proceedings or to restrain any matter provided therein that may be commenced or taken against any Person which is directly or

indirectly obligated for the obligations of the Applicants or which is wholly-owned, directly or indirectly, by the Applicants, including, without limitation, the right to make a demand or call under any indemnity, guarantee or similar instrument or any security therefor and to exercise any right granted by any Person in respect of any obligation of the Applicants or to assert any claim against any prior assignor of agreements or arrangements with any one of the Applicants unless the Applicants otherwise consent or leave of this Honourable Court is granted. Provided, however, that nothing in this order shall apply to prevent any Person from calling upon or honouring any letters of credit, standby letters of credit or shipping guarantees issued with the consent of the Applicants or stay or restrain any action, suit or proceeding against any Person other than the Applicants who are obligated under a letter of credit or guarantee in relation to any of the Applicants.

POSSESSION OF PROPERTY AND OPERATIONS

14. **THIS COURT ORDERS** that, subject to the terms of this Order, the Applicants shall remain in possession and control of the Property, shall continue to carry on business in a manner consistent with the preservation of the Applicants' business and shall be authorized and empowered to continue to retain and employ the agents, accountants, advisors, servants, solicitors and consultants currently in their employ and paid by the Applicants, with liberty to retain such further agents, accountants, advisors, servants, solicitors, assistants and consultants as they deem reasonably necessary or desirable in the ordinary course of business or for the purpose of the Plan or the carrying out of the terms of this Order, or otherwise subject to the approval of this Honourable Court.

15. **THIS COURT ORDERS** that, subject to the terms of the Order, the Applicants shall pay expenses, to the extent that there are available resources, in a manner that is consistent with the cash flow forecasts attached to the Affidavit (the "Cashflow Projections") and in accordance with the DIP Term Sheet (as defined in paragraph 30), including, without limitation, any variances outlined therein.

16. **THIS COURT ORDERS** that, subject to the terms of the cash management agreement among the Applicants, the affiliates of the Applicants and CIBC, the Applicants shall be

entitled to continue to utilize the central cash management system currently in place as described in the Affidavit, including, without limitation, the inter-company flow of funds as between MGI and any one or more of the Applicants or any one or more of the other DIP Participants (as defined in paragraph 30 below), or replace it with another substantially similar central cash management system provided that such cash management system is permitted under, and otherwise complies with, the terms of the DIP Term Sheet (as defined in paragraph 30 below) to the extent permitted under the DIP Facility (as defined in paragraph 30 below) (the "Cash Management System") and that any present or future bank providing the Cash Management System shall:

(a) not be under any obligation whatsoever to inquire into the propriety, validity or legality of any transfer, payment, collection or other action taken under the Cash Management System, or as to the use or application by the Applicants or other DIP Participants of funds transferred, paid, collected or otherwise dealt with in the Cash Management System;

(b) be entitled to provide the Cash Management System without any liability, whether statutory, contractual, trust, proprietary or otherwise, in respect thereof to any person, corporation or other entity whatsoever, other than the Applicants or other DIP Participants and the DIP Lenders, pursuant to the terms of the documentation applicable to the Cash Management System; and

(c) be, in its capacity as provider of the Cash Management System, an unaffected creditor with regard to any claims or expenses it may suffer or incur in connection with the provision of the Cash Management System.

17. **THIS COURT ORDERS** that each of the Applicants shall be entitled to exercise any rights of set-off, claim any allowance or benefits to which it is entitled to claim against amounts payable by the Applicants to any Person, including, without limitation, amounts payable to any supplier of goods or services, lessor of equipment or any landlord of premises leased or occupied by the Applicants and including rights arising in connection with any agreements or arrangements with any supplier.

18. **THIS COURT ORDERS** that, after the date hereof, the Applicants shall have the discretion or ability, but not the obligation, to pay all reasonable costs and expenses incurred by the Applicants in carrying on their business and the restructuring thereof both prior to and after the date of this Order (provided that the Monitor, as defined in paragraph 43 hereof, consents to such payments for costs and expenses incurred prior to the date of this Order and the payment of such amounts are contemplated by and in compliance with the DIP Term Sheet) and carrying out the provisions of this Order, which costs and expenses, pending any further Order of this Honourable Court, shall include, without limitation, payment of:

(a) the fees and disbursements of the Monitor (as defined in paragraph 43 hereof) incurred at the standard rates and charges of the Monitor including the fees and disbursements, if any, on a solicitor and client basis, of counsel retained by the Monitor incurred at the standard rates and charges of such counsel;

(b) the fees and disbursements, on a solicitor and client basis, of counsel retained by the Applicants in respect of these proceedings and the Plan incurred at the standard rates and charges of such counsel;

(c) the fees and disbursements of any auditor, financial advisor or other professional retained by the Applicants in respect of these proceedings and the Plan incurred at the standard rates and charges of such professional;

(d) all outstanding and future wages, salaries, employee benefits, vacation pay and other like amounts accruing due or payable to employees or part-time or seasonal staff and representatives who are employed directly by one of the Applicants or who provide services to one of the Applicants as independent contractors or through an employment agency, in the normal course including, without limitation, the reimbursements of business expenses legitimately incurred by such employees, staff and representatives;

(e) goods or services actually supplied, delivered or provided to the Applicants following the date of this Order, provided that capital expenditures funded by the

Applicants in any transaction or series of related transactions in excess of $1.5 million shall be approved by the Monitor and the Secured Lenders;

(f) without limiting paragraph 19 of this Order, all existing or future priority claims and deemed trust claims of the federal or provincial Crown in respect of the Applicants including, without limitation, amounts owing in respect of provincial sales taxes, federal goods and services taxes, source deductions on account of employee income tax payable, employer remittances on account of Canada Pension Plan contributions payable, employment insurance premiums payable, employer health taxes, amounts payable to any workers' compensation authority (whether as premiums or assessments), federal excise tax, federal or provincial capital taxes, income taxes, municipal realty or business taxes and monies payable pursuant to any provincial or federal environmental legislation;

(g) principal, interest and other payments to holders of security on the Property ranking in priority to the security in favour of the Secured Lenders where the claim of the holder of such security is less than or equal to the value of the security held by such party or where the cash flow from such Property is sufficient to warrant such payments, all being in the discretion of the Applicants and with the approval of the Monitor, and all being subject to such holders of security executing a reimbursement agreement in a form acceptable to the Applicants and the Monitor;

(h) all expenses reasonably necessary for the continuation of the operations and business of the Applicants and preservation of the Property including, without limitation, payments on account of insurance, shipping and security;

(i) all outstanding and future premiums on directors' and officers' liability insurance;

(j) all future amounts due by the Applicants in the ordinary course under any charge, credit or debit card arrangements involving American Express, MasterCard, Visa or other charge, debit or credit card companies; and

(k) any other amounts provided for by the terms of this Order.

19. **THIS COURT ORDERS** that the Applicants shall remit, in accordance with legal requirements, (a) any statutory deemed trust amounts in favour of the Crown in right of Canada or of any province which are required to be deducted from employees' wages, including, without limitation, amounts in respect of employment insurance, Canada Pension Plan, and income taxes; (b) amounts payable by the Applicants in respect of employment insurance and Canada Pension Plan with respect to employees; and (c) all goods and services and sales taxes (provincial or federal) payable by the Applicants or persons with whom they do business, as applicable, in such jurisdictions in which the Applicants carry on business.

20. **THIS COURT ORDERS** that, notwithstanding any other provisions of this Order, the legal and financial advisors to each of the Secured Lenders and to the DIP Lenders (collectively, the "Creditor Advisors") shall be paid on a timely basis in accordance with existing arrangements with the Applicants and such other arrangements as may be agreed to hereafter with any of the Applicants, their reasonable fees and disbursements when rendered on a solicitor and his own client full indemnity basis or an accountant and his own client full indemnity basis, as applicable, in accordance with the standard hourly rates of such advisors, incurred both before and after the making of this Order and that the Credit Advisors may render accounts on a weekly or bi-weekly basis, and the Applicants shall pay such accounts promptly when rendered. Payments rendered for services provided prior to the date of this Order shall be made upon the DIP Facility being advanced in accordance with the DIP Term Sheet and shall be deemed to have been made by MGI to the respective parties.

<u>RESTRUCTURING</u>

21. **THIS COURT ORDERS** that, subject to the provisions of paragraph 22 of this Order and the DIP Term Sheet, and without limiting the provisions of paragraphs 53 through to and including 60 of this Order and the DIP Term Sheet, the Applicants have the right to:

(a) permanently or temporarily cease, downsize or shut down any of their businesses, operations or locations and to make provision for the consequences thereof in the Plan;

(b) dispose of or sell any non-material or redundant assets having a value of $500,000 in any one transaction, or through a series of connected transactions having an aggregate value of no more than $2,000,000, with the prior approval of two-thirds in value of the outstanding DIP Facility and/or the outstanding secured loans of the Secured Lenders (the "Required Lenders");

(c) terminate the employment of such of their employees or temporarily lay off such employees as they deem appropriate and to make provision for any consequences thereof (if any) in the Plan and make such arrangements with their employees as the Applicants deem necessary;

(d) abandon premises and repudiate any lease, license and any ancillary agreements relating to any leased or licensed premises, on at least ten (10) days prior notice (or such other notice period of time agreed to by the relevant landlord and the Applicants), in writing, delivered by telecopier or courier to the last known address of the relevant landlord and to make provision for any consequences thereof in the Plan and to pay all amounts of rent payable under the lease on a *per diem* basis during such notice period;

(e) subject to the provisions of this Order, terminate or repudiate such of its arrangements, contracts or agreements of any nature whatsoever, whether oral or written, as the Applicants deem appropriate, and to make provision for any consequences thereof in the Plan, and to negotiate any new agreements; and

(f) pursue all avenues of refinancing and offers for the sale of material parts of their businesses or Property, in whole or in part, subject to prior approval of this Honourable Court and the Required Lenders being obtained before any sale in excess of $500,000 in any one transaction.

22. **THIS COURT ORDERS** that, if a leased or licensed location is vacated or abandoned by the Applicants, the relevant landlord shall be entitled to take possession of any such leased or licensed location without waiver of, or prejudice to, any claims or rights of such landlord against the Applicants in respect of the vacating or abandoning of such leased or licensed location, and such landlord shall be entitled to notify the Applicants of the basis on which it is taking possession and to gain possession of and lease or license any such leased or licensed location to third parties on such terms as any such landlord may determine, subject to such landlord's obligation, if any, to mitigate any damages claimed in connection therewith.

23. **THIS COURT ORDERS** that the Applicants shall provide to each of the relevant landlords notice of the Applicants' intention to remove any fixtures or leasehold improvements at least seven (7) days prior to the date of intended removal from each leased location closed and abandoned by the Applicants. The relevant landlord shall be entitled to have a representative present in the leased location to observe such removal and, if the landlord disputes the Applicants' entitlement to remove any item under the provisions of the lease, such item shall remain on the premises and shall be dealt with as agreed between any applicable secured creditors, such landlord and the Applicants, or by further Order of this Honourable Court on five (5) days' notice to such parties. If the Applicants have otherwise vacated the leased location, it shall not be considered to be in occupation of such location pending resolution of any such dispute.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND CHARGE

24. **THIS COURT ORDERS** that, in addition to any existing indemnities, the Applicants shall indemnify their respective directors and officers, including, without limitation, the CRO (as defined in paragraph 27 below), to a maximum of Cdn $3.7 million in the aggregate, from:

    (a) any existing and future claims relating to the failure of the Applicants to make payments at any time of the nature referred to in paragraph 19 of this Order or to pay amounts in respect of employee entitlements to wages, vacation pay, and benefits which they sustain or incur by reason of or in relation to their respective

capacities as directors and officers of the Applicants except to the extent that, with respect to any officer or director, such officer or director has actively participated in the breach of any related fiduciary duties or has been grossly negligent or guilty of wilful misconduct; and

(b) any other future claims relating to the Applicants which they sustain or incur by reason of or in relation to their respective capacities as directors or officers of the Applicants from this day forward except to the extent that, with respect to any officer or director, such officer or director has actively participated in the breach of any related fiduciary duties or has been grossly negligent or guilty of wilful misconduct and provided that the director or officer (i) acted honestly and in good faith with a view to the best interests of the relevant Applicant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

25. **THIS COURT ORDERS** that the Property is hereby charged by a fixed lien and security interest (the "Directors' Charge") in favour of the directors and officers, including the CRO, of the Applicants as security for the indemnity set out in paragraph 24 of this Order, to a maximum of Cdn$3.7 million in the aggregate, to the extent that the directors and officers have not received payment under the provisions of any directors' and officers' insurance. The Directors' Charge shall rank in the priority relative to all other security interests, liens, mortgages, charges, liens, trusts and encumbrances affecting any of the Property (collectively, "Encumbrances"), other than any liens or trusts which arise by operation of statute, set out in paragraph 61.

26. **THIS COURT ORDERS** that the directors and officers, including the CRO, or any other Person on their behalf shall not be required to file, register, record or perfect the Directors' Charge granted pursuant to this Order.

CHIEF RESTRUCTURING OFFICER

27. **THIS COURT ORDERS** that the engagement of Stonecrest Capital Inc. and Hap Stephen, Chairman and Chief Executive Officer of Stonecrest (collectively, the "CRO") as Chief Restructuring Officer of the Applicants be and is hereby approved.

28. **THIS COURT ORDERS** that the CRO shall incur no liability or obligation as a result of its engagement or the fulfillment of its duties in the carrying out of the provisions of its engagement or as may be ordered by this Honourable Court, save and except for gross negligence or wilful misconduct on its part, and no action or other proceeding shall be commenced against the CRO as a result of or relating in any way to its engagement as CRO, the fulfillment of its duties as CRO or the carrying out of any of the orders of this Court, except with prior leave of this Court and upon further order securing, as security for costs, the solicitor and his own client costs of the CRO in connection with any such action or proceedings, and provided further that the liability of the CRO hereunder shall not in any event exceed the quantum of the fees and disbursements paid to or incurred by it in connection with this matter.

29. **THIS COURT ORDERS** that any claims that the CRO may have as against the Applicants shall not be claims which may be compromised in the Plan or the within proceedings.

DIP FINANCING

30. **THIS COURT ORDERS** that the Applicants and MGI's subsidiaries and affiliates which are anticipated to file for protection under the United States Bankruptcy Code (the "U.S. Filing Companies", together with the Applicants, the "DIP Participants") are hereby authorized and empowered to borrow from Canadian Imperial Bank of Commerce and Bank of Nova Scotia, as co-agents for a syndicate of lenders, and certain of the Senior Secured Noteholders (the "DIP Lenders"), such monies from time to time as the DIP Participants may consider necessary or desirable, substantially on the terms and conditions set forth in the term sheet among the DIP Participants and the DIP Lenders

attached hereto as Schedule "C", as may hereafter be amended by the parties thereto (the "DIP Term Sheet"), to fund the ongoing activities of the DIP Participants and to pay such amounts as may be permitted by the terms of this Order and the DIP Term Sheet (the "DIP Facility").

31. **THIS COURT ORDERS** that, as security for the obligations and liabilities of the Applicants to the DIP Lenders under the DIP Term Sheet, including without limitation the repayment of monies advanced by the DIP Lenders after the date hereof under the DIP Term Sheet, together with interest, fees, charges and other amounts payable in respect thereof:

   (a) all of the Applicants' Property, present and future, is hereby charged by a fixed and floating charge, mortgage, hypothec, pledge, lien and security interest in favour of the DIP Lenders (the "DIP Charge") as security for repayment of the DIP Facility and all interest, fees, charges and other amounts payable in respect thereof; and

   (b) the Applicants are hereby authorized and directed to execute and deliver, or to cause to be executed and delivered, such further and other security and ancillary documents as may be contemplated in connection therewith under the DIP Term Sheet (collectively, the "DIP Security").

32. **THIS COURT ORDERS** that the DIP Lenders shall not be required to file, register, record or perfect the DIP Charge and that the DIP Charge shall be valid and enforceable as against all existing or after-acquired Property for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the DIP Charge coming into existence, notwithstanding any failure to file, register, record or perfect the DIP Charge. Nonetheless, notwithstanding any other provision of this Order, the DIP Lenders are hereby authorized and empowered to take such steps as they may deem appropriate to file, register, record or perfect the DIP Charge and the DIP Security in all such jurisdictions as the DIP Lenders may consider appropriate, and this Court orders that the Applicants are hereby authorized and directed to co-operate and give assistance to the DIP Lenders in such regard.

33. **THIS COURT ORDERS** that the DIP Charge shall rank in the priority relative to all Encumbrances, other than any liens or trusts arising by operation of, and given priority by, any applicable statute law without any grant of any security by the Applicants to the extent that such liens and trusts would have priority in a bankruptcy over contractual security granted by any of the Applicants (the "Prior Statutory Claims"), set out in paragraph 61.

34. **THIS COURT ORDERS** that the stay of proceedings in this Order shall not apply to:

(a) any right of the DIP Lenders' to terminate the making of further advances to the Applicants under the DIP Term Sheet and to make demands thereunder, and from exercising its rights and remedies with respect thereto and/or all security held in connection therewith;

(b) prevent the DIP Lenders from applying to this Honourable Court for the appointment of an interim receiver, receiver and manager and/or for the appointment of a trustee in bankruptcy over the Applicants or the Property in connection with the enforcement of the DIP Charge or the repayment of any indebtedness to the DIP Lenders or for other relief;

(c) the right of the DIP Lenders to receive and apply all amounts received by the Applicants (other than trust funds) in accordance with the DIP Term Sheet; and

(d) prevent the DIP Lenders from exercising their rights and remedies against the Applicants in respect of the DIP Charge and the DIP Security.

35. **THIS COURT ORDERS AND DECLARES** that the granting of the DIP Charge herein, the execution and delivery of the DIP Security and any agreements, instruments or other documents delivered in relation thereto, and any actions taken to file, register, record or perfect same under the terms of this Order and any payments made by the Applicants to the DIP Lenders, will not constitute conduct meriting an oppression remedy, settlements, fraudulent preferences, fraudulent conveyances or other challengeable or reviewable transactions under any applicable federal or provincial legislation.

36. **THIS COURT ORDERS** that nothing in this Order shall affect, limit or prejudice any existing security held by the DIP Lenders in respect of the Applicants (the "Existing Security") to secure present or future advances by the DIP Lenders to the Applicants under the DIP Term Sheet or otherwise.

ADJUSTMENT AGREEMENT AND DIP PARTICIPANTS' CHARGE

37. **THIS COURT ORDERS** that the Applicants and the other DIP Participants are hereby authorized and empowered to enter into an adjustment agreement, substantially on the terms and conditions set forth in the adjustment agreement attached hereto as Schedule "D", as may hereafter be amended by the parties thereto (the "Adjustment Agreement").

38. **THIS COURT ORDERS** that, as security for the obligations and liabilities between MGI and each of the DIP Participants under the Adjustment Agreement, the Property is hereby charged by a fixed lien and security interest (the "DIP Participants' Charge") in favour of the respective DIP Participants pursuant to the terms of the Adjustment Agreement. The DIP Participants' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

39. **THIS COURT ORDERS** that the DIP Participants or any other Person on their behalf shall not be required to file, register, record or perfect the DIP Participants' Charge granted pursuant to this Order.

40. **THIS COURT ORDERS** that the Secured Lenders shall be entitled to the benefit of and are hereby granted a fixed and floating charge, mortgage, hypothec, pledge, lien and security interest in favour of the Secured Lenders (the "Secured Lenders' Charge") on all of the existing and after-acquired Property to the extent there is any direct or indirect diminution in the realized value of the present and future collateral over which the Secured Lenders currently have security by reason of the DIP Charge and any other Charges created by this Order. The Secured Creditors' Charge shall attach to all existing and after-acquired Property, as the case may be, including any lease, licence, occupation

permit, or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to such contract, licence or occupation permit, or any other Person, that the necessity for the giving of such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, licence, occupation permit or other contract. The Secured Lenders' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

41. **THIS COURT ORDERS** that the Secured Lenders shall not be required to file, register, record or perfect the Secured Lenders' Charge and that the Secured Lenders' Charge shall be valid and enforceable as against all existing and after-acquired Property for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the Secured Lenders' Charge coming into existence, notwithstanding the failure to file, register, record or perfect the Secured Lenders' Charge. Nonetheless, the Applicants are authorized and empowered, if requested by the Secured Lenders, to execute and deliver to or in favour of the Secured Lenders such mortgages, charges, hypothecs, security, instruments or other documents (the " Secured Lenders' Security") as may be reasonable required charging and creating a security interest in all of the existing and after-acquired Property of the Applicants in accordance with the Secured Lenders' Charge and the Secured Lenders are hereby authorized to take such steps as they deem necessary or appropriate to file, register, record or perfect the Secured Lenders' Security in all such jurisdictions as they may consider appropriate, notwithstanding any other provisions of this Order.

PAYMENT OF CREDITORS

42. **THIS COURT ORDERS** that, except as otherwise provided in this Order, the Applicants are hereby directed, until further Order of this Honourable Court:

(a) to make no payments, whether of principal, interest thereon or otherwise, on account of amounts owing by the Applicants to any of their creditors as of the date

of this Order, including, subject to paragraph 18(g), any payments in respect of leases that are financing leases;

(b) not to enter into any transaction out of the ordinary course except as contemplated by this Order or with approval of this Honourable Court;

(c) to make no payments to the shareholders, in such capacity, of the Applicants;

(d) to make no payments to any director, officer or senior management employee of any Applicant except for amounts payable in the ordinary course at the rate or in the same amount as was paid prior to the date of this Order, unless consented to by the Required Lenders;

(e) to grant no mortgages, charges, security interests, hypothecs, liens or other Encumbrances upon or in respect of any of the Property other than as otherwise authorized pursuant to this Order;

(f) to make no payments, whether principal, interest thereon or otherwise, on account of amounts owing by the Applicants, as of the date of this Order, to any person with whom any Applicant has executed any lease or agreement that purports to create a security interest with respect to personal property that secures payment or performance of an obligation;

(g) to make no payments or give any credit to any persons on account of the return of merchandise purchased from the Applicants prior to the date of this Order; and

(h) subject to paragraph 42(d), not to enter into any key employee retention agreements or programs or any agreements with any director, officer or senior management.

APPOINTMENT AND POWERS OF THE MONITOR

43. **THIS COURT ORDERS** that, until further Order of this Court, KPMG Inc. (the "Monitor") be and it is hereby appointed as an officer of this Court to monitor the business and affairs of the Applicants with the powers and obligations set out in the

CCAA and the additional powers and obligations hereafter set forth and that the Applicants, their shareholders, officers, directors, employees, servants, agents and representatives shall cooperate fully with the Monitor in the exercise of its power and discharge of its obligations. Without limiting the generality of the foregoing, the foregoing persons shall provide the Monitor with such access to the Applicants' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations under this Order.

44. **THIS COURT ORDERS** that the Monitor, in addition to its prescribed rights and obligations under the CCAA and in addition to its rights and obligations outlined in paragraphs 53 through 60 of this Order, is hereby directed and empowered to:

(a) monitor the receipts and disbursements of the Applicants on such basis as the Monitor deems appropriate;

(b) assist the Applicants in their restructuring efforts and in the development and implementation of the Plan and any amendments thereto;

(c) assist the Applicants in reviewing the Applicants' businesses and assessing opportunities for cost reductions, cash conservation and revenue enhancement;

(d) assist the Applicants, to the extent required by the Applicants, in the dissemination of financial and other information which may be used in these proceedings;

(e) assist the Applicants in the shut down, disposal, distribution and/or the sale of any of their respective Property or businesses;

(f) assist the Applicants with the holding and administering of any meetings for voting on the Plan and shall act as chair at any such meetings;

(g) have full and complete access to the books, records, management, employees and advisors of the Applicants and the Property to the extent required to perform the Monitor's duties arising under this Order;

(h) be at liberty to engage legal counsel, in the event the Monitor requires independent legal advice concerning a specific issue or issues relating to the exercise of its power and discharge of its obligations under this Order, and engage such other agents as the Monitor deems necessary respecting the exercise of its powers and performance of its obligations under this Order;

(i) be at liberty to retain and utilize the services of entities related to KPMG Inc. as may be necessary to perform the Monitor's duties hereunder;

(j) distribute a weekly detailed consolidated actual cash flow summary to the Applicants, the DIP Lenders and the Secured Lenders with an explanation for significant variances in actual cash flow from the Cash Flow Projections for such weekly period, and otherwise report to such parties as they may from time to time reasonably request;

(k) report to this Court as the Monitor deems appropriate or as this Court directs, in respect of the Plan, the restructuring or the business of the Applicants or in respect of such other matters as may be relevant to the proceedings herein; and

(l) perform such other duties as contemplated or required by this Order, as contemplated under the DIP Term Sheet, or as required by further Order of this Court.

45. **THIS COURT ORDERS** that the Monitor shall provide the DIP Lenders and the Secured Lenders, and that it is authorized but not obligated to provide other interested parties, including but not limited to the affected creditors, with its report or assessment of the Plan and any proposal for the sale of all or substantially all of the Property or business of any of the Applicants. The Monitor shall incur no liability as a result of any report or assessment that it may make pursuant to this provision, except for gross negligence or wilful misconduct on its part.

46. **THIS COURT ORDERS** that the Monitor is not empowered to take possession of the Property of the Applicants or to manage any of the Applicants' businesses or affairs and shall not, by fulfilling its obligations hereunder, be deemed to have taken and maintained

possession or control of the Property, or any part thereof, and shall not occupy or be deemed to occupy any premises except in such circumstances as the Monitor deems necessary.

47. **THIS COURT ORDERS** that the fees and disbursements incurred at the standard rates and charges of the Monitor (including the solicitor and client fees and disbursements incurred at the standard rates and charges of any counsel retained by the Monitor), the CRO appointed by the Applicants and the solicitor and client fees and disbursements incurred at the standard rates and charges of Applicants' counsel both leading up to and in respect of these proceedings (the "Professional Advisors' Fees") shall be paid by the Applicants as part of the costs of these proceedings, the Plan and the restructuring and the Applicants are hereby authorized and directed to pay the accounts of the Monitor, Applicants' counsel, any counsel for the Monitor and the CRO on a weekly basis. In addition, the Applicants are hereby authorized to pay each of the Monitor, counsel to the Monitor, counsel to the Applicants and the CRO such retainer as may be agreed upon to be held by the Monitor, the CRO and such counsel as security for payment of their fees and disbursements outstanding from time to time (including with respect to this Application). The Professional Advisors' Fees are hereby secured by a charge on the Property and Rights (the "Professional Advisors' Charge"), to a maximum of Cdn.$2 million, which Professional Advisors' Charge shall rank in the priority relative to all Encumbrances, other than any Prior Statutory Claims, set out in paragraph 61.

48. **THIS COURT ORDERS** that the Monitor, its counsel, the Applicants' counsel and the CRO in these proceedings, or any other Person on their behalf, shall not be required to file, register, record or perfect the Professional Advisors' Charge granted pursuant to this Order.

49. **THIS COURT ORDERS** that, in addition to the rights and protections afforded to the Monitor under the CCAA or as an officer of this Honourable Court, the Monitor shall incur no liability or obligation as a result of its appointment or the fulfillment of its duties in the carrying out of the provisions of this Order, save and except for gross negligence or wilful misconduct on its part, and no action or other proceeding shall be commenced

against KPMG Inc. as a result of or relating in any way to its appointment as Monitor, the fulfillment of its duties as Monitor or the carrying out of any of the orders of this Court, except with prior leave of this Court and upon further order securing, as security for costs, the solicitor and his own client costs of KPMG Inc. in connection with any such action or proceedings, and provided further that the liability of KPMG Inc., hereunder shall not in any event exceed the quantum of the fees and disbursements paid to or incurred by them in connection with this matter. The related KPMG Inc. entities referred to in paragraph 44 of this Order shall also be entitled to the protections, benefits and privileges of this paragraph 49 *mutatis mutandis*.

50. **THIS COURT ORDERS** that the Monitor is not, and shall not be deemed or considered to be, a successor employer, sponsor or payer with respect to the Applicants or any employees or former employees of the Applicants under the *Canada Labour Code*, the *Labour Relations Act* (Ontario), the *Employment Standards Act* (Ontario), the *Pension Benefits Act* (Ontario), any collective agreement or other contract between the Applicants and any of their present or former employees, or under any other provincial or federal legislation, regulation or rule of law or equity applicable to employees or pensions, or otherwise.

51. **THIS COURT ORDERS** that nothing herein contained shall vest in the Monitor the care, ownership, control, charge, occupation, possession or management (separately and/or collectively "Possession"), or require or obligate the Monitor to occupy or to take Possession of any property of the Applicants which may be environmentally contaminated, or a pollutant or a contaminant, or cause or contribute to a spill, discharge, release or deposit of a substance contrary to any legislation enacted for the protection or preservation of the environment including, without limitation, the *Canadian Environmental Protection Act*, the *Transportation of Dangerous Goods Act*, the *Environmental Protection Act* (Ontario), the *Emergency Plans Act*, (1983) (Ontario), the *Ontario Water Resources Act*, the *Occupational Health and Safety Act* (Ontario) or the regulations thereunder, or any federal or provincial legislation or rule of law or equity in any jurisdiction affecting the environment or the transportation of goods or hazardous waste (collectively, "Environmental Laws"). The Monitor shall not be deemed as a result

of this Order to be in Possession of any of the Property within the meaning of any Environmental Laws.

52. **THIS COURT ORDERS** that, to the extent required by the Applicants, the Applicants may pay to the Monitor funds necessary for payment of goods or services supplied to the Applicants after the date of this Order and the Monitor shall have the right and authority to make arrangements (including without limitation, trust arrangements) for payment to such persons in exchange for the delivery of goods or services supplied to the Applicants and for greater certainty, the Monitor shall not be liable for any obligations or liabilities for the supply of any goods or services to the Applicants.

TRANSACTION PROCESS

53. **THIS COURT ORDERS AND DIRECTS** MGI and its direct and indirect subsidiaries to pursue opportunities for third party transactions, including investments, sales, asset dispositions, strategic business combinations, and similar transactions (the "Transaction Process") in relation to their respective assets and businesses in accordance with a protocol to be agreed to by MGI with the DIP Lenders and the Secured Lenders (the "Transaction Protocol").

54. **THIS COURT ORDERS AND DIRECTS** MGI to retain an investment banking firm (the "Investment Banker") in accordance with the Transaction Protocol. The Chair of the Restructuring Steering Committee (as defined in the Affidavit) of MGI's Board of Directors (the "Chair") and the CRO shall immediately assume responsibility for and implement the Transaction Process and the Chair, the CRO and the Monitor shall control and take an active and direct role in the Transaction Process, including communicating with interested parties and assessing alternative opportunities and strategic considerations.

55. **THIS COURT ORDERS AND DIRECTS** that the Monitor, the Chair, the CRO and the Investment Banker shall be actively involved in all aspects of the Transaction Process in order to, among other things, ensure that it is conducted in a fair and reasonable manner and does not exclude any potential option.

56. **THIS COURT ORDERS** that the Chair and the CRO shall ensure that MGI works closely and cooperatively with the Investment Banker throughout the Transaction Process and that the Investment Banker shall have direct participation in all significant discussions with prospective third parties, assessment of alternatives, and administration of the Transaction Process.

57. **THIS COURT ORDERS AND DIRECTS** that the CRO, the Monitor and the Investment Banker shall oversee and coordinate all responses to information requests from interested parties and the Investment Banker shall assist in identifying additional potential transaction partners, and shall continue to liaise with the DIP Lenders and Secured Lenders and their respective representatives.

58. **THIS COURT ORDERS** that the Chair, the CRO and the Investment Banker will submit joint reports on a weekly basis to the DIP Lenders and the Secured Lenders regarding the Transaction Process, which reports shall summarize developments and the current status of the Transaction Process, and the Chair, the CRO and the Investment Banker will make themselves available to the DIP Lenders and the Secured Lenders on an ongoing basis to address questions, comments or concerns.

59. **THIS COURT ORDERS** that, notwithstanding any other provision of this Order, the Monitor shall immediately assume responsibility for the Transaction Process in respect of MGI's long distance reseller business and in respect of the business of the Applicant, Mosaic Marketing and Technology Solutions II Corp. (collectively, the "Monitor Sales"), with the assistance of the Chair and the CRO, and, in this regard, the Monitor shall:

(a) be actively involved in all aspects of the Monitor Sales in order to, among other things, ensure that they are conducted in a fair and reasonable manner and do not exclude any potential viable option;

(b) alone have direct participation in all significant discussions with prospective third parties, assessment of alternatives, and administration of the Monitor Sales;

(c) oversee and coordinate all responses to information requests from interested parties in respect of the Monitor Sales;

(d) assist in identifying additional potential transaction partners; and

(e) continue to liaise with the DIP Lenders and Secured Lenders and their respective representatives in respect of this process and any proposed transactions.

60. **THIS COURT ORDERS** that the Investment Banker shall provide the DIP Lenders and the Secured Lenders a report on the results of the Transaction Process and the Monitor shall provide a report to this Honourable Court, the DIP Lenders and the Secured Lenders in respect of same and in respect of the Monitor Sales, including an assessment by the Monitor of the economic benefits of each offer, and that its report shall be treated as confidential, be sealed and not form part of the public record until further order of this Honourable Court.

PRIORITY OF CHARGES

61. **THIS COURT ORDERS** that the priorities of the Directors' Charge, DIP Charge, Secured Lenders' Charge, DIP Participants' Charge and Professional Advisors' Charge, as between them, shall be as follows:

First – Professional Advisors' Charge;

Second – Directors' Charge;

Third – DIP Charge;

Fourth – Secured Lenders' Charge; and

Fifth – DIP Participants' Charge.

62. **THIS COURT ORDERS** that, notwithstanding (a) the pendency of these proceedings and the declaration of insolvency made herein, (b) the pendency of any petitions for receiving orders hereafter issued pursuant to the BIA in respect of any of the Applicants and any receiving orders issued pursuant to any such petitions, (c) the provisions of any federal or provincial statute, and (d) any declarations, admissions or other evidence of insolvency made in these proceedings, the Directors' Charge, DIP Charge, Secured Lenders' Charge, DIP Participants' Charge and Professional Advisors' Charge

(collectively, the "Charges"), and all documents delivered pursuant thereto, constitute legal, valid and binding obligations and shall be deemed to be valid, enforceable and effective and specifically, without limitation, notwithstanding any negative covenants, prohibitions or other similar provisions with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Applicants and any lender and that, notwithstanding any provision to the contrary in such agreements, the Charges, (a) shall not create or be deemed to constitute a breach by any one of the Applicants of any agreement to which it is a party, (b) are not oppressive, and (c) do not constitute fraudulent preferences, fraudulent conveyances or otherwise challengeable or reviewable transactions under any applicable law.

PROCEDURAL PROTOCOL

63. **THIS COURT ORDERS** that the procedural protocol (the "Protocol") attached hereto as Schedule "B" be and is hereby approved by this Court on an interim basis and, upon approval of this form of Protocol by the United States Bankruptcy Court of the Northern District of Texas (the "U.S. Bankruptcy Court"), parties to this proceeding shall be governed by the Protocol.

GENERAL TERMS

64. **THIS COURT ORDERS** that the Applicants may apply at any time or times for an Order extending the Stay Termination Date.

65. **THIS COURT ORDERS** that, pursuant to clause 7(3)(c) of the *Personal Information Protection and Electronic Documents Act*. S.C. 2000, c.5, in the course of the Transaction Process or otherwise in the course of the restructuring process, the Applicants shall disclose personal information of identifiable individuals in their possession or control to stakeholders or prospective purchasers or bidders for the Property and operations of the Applicants, to investors or strategic partners, and to their advisors (collectively, the "Third Parties"), to the extent desirable or required to negotiate and complete the restructuring process or the Transaction Process, provided that the Persons to whom such

personal information is disclosed enter into confidentiality agreements with the Applicants binding them to maintain and protect the privacy of such information and to limit the use of such information to the extent necessary to complete the transaction then under negotiation. Upon the completion of the use of personal information for the limited purpose set out herein, the personal information shall be returned to the Applicants or destroyed. In the event that a Third Party acquires personal information as part of the restructuring or as part of an acquisition of some or all of the Property or business of an Applicant or as part of another strategic transaction contemplated hereunder, such Third Party shall be entitled to continue to use the personal information in a manner which is in all material respects identical to the prior use of such personal information by the Applicants.

66. **THIS COURT ORDERS** that, for the purposes of seeking the aid and recognition of any court or any judicial, regulatory or administrative body outside of Canada, including, without limitation, for the purposes of obtaining, if deemed necessary or desirable by the Applicants, an order under Section 304 of the U.S. Bankruptcy Code, the Monitor shall act and be deemed to be the foreign representative of the Applicants.

67. **THIS COURT ORDERS** that the Applicants be and are at liberty to:

(a) serve this Order, any other orders in these proceedings, all other proceedings, the Plan, any notices of Meetings and all other notices, and to deliver any letters to creditors, information circulars, proofs of claim, proxies and disallowances of claims, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or electronic transmission to the Applicants' creditors at their addresses as last shown on the records of the Applicants and that any such service or notice by courier, personal delivery or electronic transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the fourth business day after mailing;

(b) take such proceedings under the BIA as the Applicants be and are at any time deem appropriate; and

(c) consent to the appointment of a receiver and/or receiver and manager of the Applicants or the Property or make an assignment in bankruptcy at any time.

68. **THIS COURT ORDERS** that the appointment of KPMG Inc. as Monitor under the terms of this Order shall not restrict or prejudice KPMG Inc. from being appointed interim receiver, receiver or receiver-manager of any of the property or assets of any of the Applicants or trustee in bankruptcy of the estates of the Applicants, provided that, in not opposing this paragraph, the DIP Lenders and the Secured Lenders shall not be deemed to have consented to the appointment of KPMG Inc. as an interim receiver, receiver, receiver and manager or trustee in bankruptcy or prevent any of them from opposing any such appointment of KPMG Inc.

69. **THIS COURT ORDERS** that the Applicants or the Monitor may, from time to time, apply to this Court for directions in the discharge of their powers and duties hereunder or in respect of the proper execution of this Order.

70. **THIS COURT ORDERS** that, notwithstanding any other provision of this Order, the Applicants may apply at any time to this Court, to seek any further relief, and any interested Person may apply to this Court to vary or rescind this Order or seek other relief on seven (7) days' notice to the Applicants and the Monitor and to any other Person likely to be affected by the Order sought or upon such notice, if any, as this Court may Order.

71. **THIS COURT ORDERS** that this Order and any other Orders in these proceedings shall have full force and effect in all provinces and territories in Canada and abroad and as against all Persons against whom it may otherwise be enforceable.

72. **THIS COURT ORDERS AND REQUESTS** the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to Section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America and the states or other subdivisions of the United States of America

and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this Order.

Mary D'Eon

ENTERED AT/INSCRIT À TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

DEC 1 7 2002

PER/PAR:

SCHEDULE "A"

Mosaic Group Inc. (Canada)

Mosaic Sales Solutions Corp. (Ontario)

Field Energy Services Ltd. (Ontario)

Mosaic Marketing and Technology Solutions Corp. (Ontario)

Mosaic Marketing and Technology Solutions (II) Corp. (Ontario)

Medium One Productions Inc. (Ontario)

Mosaic Investments Inc. (Ontario)

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*, R.S.C. 1985, C.C-36

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF MOSAIC GROUP INC. AND THOSE COMPANIES LISTED ON SCHEDULE "A" ATTACHED HERETO

APPLICANTS

Court File No: 02-CL-4816

SUPERIOR COURT OF JUSTICE
- COMMERCIAL LIST -

Proceeding commenced at Toronto

INITIAL CCAA ORDER

GOODMANS LLP
Barristers & Solicitors
Suite 2400
250 Yonge Street
Toronto, Canada M5B 2M6

Jay A. Carfagnini (LSUC# 222936)
Joseph Pasquariello (LSUC# 37389C)
Tel: 416-979-2211
Fax: 416-979-1234

Solicitors for the Applicants

G26\4462686.10